Exhibit 12.1
Statement re: Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	For the Three Months
	Ended March 31,
	2009	2008
Net income	$22,051	$19,658
Interest expense	930	993

Earnings from operations available to cover fixed charges	$22,981	$20,651

Fixed charges (1)	$930	$993
Preferred stock dividends	(16,026)	12,756
Preferred partnership distributions	(6,714)	1,752

Combined fixed charges and preferred distributions	$(21,810)	$15,501

Ratio of earnings from operations to fixed charges	24.7	20.8

Ratio of earnings from operations to combined fixed charges and preferred distributions	(2)	1.3

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Income from continuing operations	$85,347	$81,675	$79,205	$75,936	$71,349
Interest expense	3,952	4,130	2,575	1,330	3,054

Earnings from continuing operations available to cover fixed charges	$89,299	$85,805	$81,780	$77,266	$74,403

Fixed charges (1)	$3,952	$4,130	$2,575	$1,330	$3,054
Preferred stock dividends	46,630	50,937	47,933	43,011	33,020
Preferred partnership distributions	7,007	6,854	11,155	10,651	20,245

Combined fixed charges and preferred distributions	$57,589	$61,921	$61,663	$54,992	$56,319

Ratio of earnings from continuing operations to fixed charges	22.6	20.8	31.8	58.1	24.4

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.6	1.4	1.3	1.4	1.3

(1)	Fixed charges include interest expense.

(2)	Not meaningful as combined fixed charges and preferred stock dividends are negative.